Exhibit 99.1

SRIVARU Holding Eyes Strong Growth by H1 of 2024 through Expansion of Manufacturing Facility

SRIVARU Holding Achieves NASDAQ Listing; Eyes Strong Growth by H1 of 2024 through Expansion of Manufacturing Facility and Preparation of Automated Assembly Line

SRIVARU HOLDING LIMITED (NASDAQ:SVMH)

GRAND CAYMAN, KY1-1006, CAYMAN ISLANDS  , January 12, 2024 /EINPresswire.com/ — Cayman Islands , January 12, 2024 – SRIVARU Holding Limited (Nasdaq: SVMH, SVMHW) (together with its subsidiaries, including SRIVARU Motors (SVM), “SRIVARU” or the “Company”), the manufacturer of the PRANA brand premium electric motorbike is embarking on a significant step towards sustainable mobility. The company has leased a significantly larger operations facility spanning 120,000 square feet, expanding its manufacturing capabilities alone to over 35,000 square feet. This marks a crucial milestone in the Company’s ongoing dedication to innovation and excellence.

SRIVARU is committed to providing the best electric motorbike riding experience, thereby facilitating the modernization of urban commuting.

SRIVARU is a pioneer in the Electric Two-Wheeler (E2W) revolution, and its decision to expand its manufacturing facility is a strategic move to scale up operations, addressing the broader market opportunity. This facility expansion aligns with the Company’s vision of making sustainable transportation accessible to a wider audience.

Going Public on NASDAQ: A Milestone Achievement

In a strategic move demonstrating confidence in the future of electric mobility, SRIVARU has completed its Special Purpose Acquisition Company (SPAC) merger with MOBIV Acquisition Corp effective December 8, 2023 (the “Business Combination”) and has successfully become a publicly listed entity on the NASDAQ stock exchange effective December 11, 2023. This development increases SRIVARU’s financial robustness and also provides new investment avenues, allowing individuals and institutions to participate in the electric motorbike revolution.

SRIVARU Motor’s Evolution: From Coimbatore to Expanding Horizons

Commencing as a small-scale operation in Coimbatore, SRIVARU has evolved and grown with a vision for creating electric motorbikes that redefine the industry. Today, the Company is gearing up to establish a state-of-the-art manufacturing and assembling unit, showcasing SRIVARU’s commitment to meeting the growing demand for premium electric motorbikes.

Strategic Manufacturing Location: Coimbatore, India

Coimbatore, India, is emerging as a strategic hub for electric two-wheeled (“E2W”) vehicle components and ecosystems. SRIVARU’s upcoming manufacturing and assembling unit will not only be larger but also serve as a center for innovation and sustainability. With a focus on eco-friendly practices, energy efficiency, and cutting-edge technology, the Company’s new facility aims to set new benchmarks in the electric vehicle manufacturing industry.

CEO’s Optimism About the Future

Mr. Mohanraj Ramasamy, the Chief Executive Officer of SRIVARU, expressed enthusiasm for the future, stating, “Our facility expansion and NASDAQ listing are significant milestones for the Company. We are not just expanding our physical footprint but also hope to expand our impact on the electric vehicle landscape. We expect that the new facility will help to meet the increasing demand for our premium electric motorbikes and contribute to a sustainable future for India and the world.”

Joining Forces for a Sustainable Tomorrow

As SRIVARU expands operations, it invites stakeholders, investors, and enthusiasts to participate in driving positive change. The company’s commitment to creating top-notch electric motorbikes aligns with a shared vision for a cleaner, greener future.

About SRIVARU

SRIVARU Holding Limited, a Cayman Islands exempted company, is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider dedicated to designing and manufacturing premium electric motorbikes in India, and SRIVARU Engineering. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium E2W vehicles that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. SRIVARU additionally oversees a manufacturing subsidiary set to play a crucial role in achieving the company’s vision for sustainable and innovative mobility. Additional information about the company is available at: http://www.srivarumotors.com/. With a focus on innovation, sustainability, and performance, SRIVARU aims to redefine the future of mobility.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, respectively. These forward-looking statements are based on SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the outcome of any legal proceedings that may be instituted against SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto, as well as the Nasdaq listing; (b) the inability to obtain financing to complete the Company’s planned expansion; (c) the ability to continue to meet Nasdaq’s listing standards; (d) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the Business Combination; (e) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the Business Combination and ongoing operations; (g) the possibility that SRIVARU may be adversely affected by other economic, business, and/or competitive factors; (h) SRIVARU’s ability to execute its business plans and strategies, (i) SRIVARU’s estimates of expenses and profitability and (j) other risks and uncertainties indicated from time to time in the final prospectus of SRIVARU, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by SRIVARU. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU assumes no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SRIVARU gives no assurance that it will achieve its expectations.

Company Details:

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Investor & Media Contact:

eMail: ir@srivarumotors.com

Phone: +1 (888) 227-8066

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SRIVARU Holding Limited

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SVM PRANA